51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Qwick Media Inc. (the “Company”)
8652 Commerce Court
Burnaby, BC  V5A 4N6

Item 2   Date of Material Change

April 30, 2015

Item 3   News Release

The news release was disseminated on April 30, 2015 through Market News and Stockwatch.

Item 4   Summary of Material Change

The Company announced that it has filed its audited annual financial statements for the fiscal year ended December 31, 2014, which are available under the Company’s profile on SEDAR at www.sedar.com. The Company is also pleased to announce the closing of its acquisition, through its wholly-owned subsidiary, Qeyos Ad Systems Inc., of the assets and undertaking of Safestar Products Company Limited, which operates under the name Waterfillz® (“Waterfillz®”).

The Company’s acquisition of Waterfillz® includes its intellectual property, such as the trade name “Waterfillz”, which is registered in Canada and in the United States, along with certain design patents registered in Canada, the United States and the European Community. The Company acquired Waterfillz® for consideration of US$126,714 (CAD$147,000).

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

              The material change is fully described in Item 4 above and in the attached News Release.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Greg G. Dureault, Vice President and General Counsel
Phone: 604.338.8820

Item 9   Date of Report

May 1, 2015

News Release

Qwick Media Announces Acquisition of Waterfillz®
and Filing of Financial Results for the Fiscal Year Ended December 31, 2014

Vancouver, BC, April 30, 2015 – Qwick Media Inc. (the “Company”) (CSE:QMI) today announces that it has filed its audited annual financial statements for the fiscal year ended December 31, 2014, which are available under the Company’s profile on SEDAR at www.sedar.com. The Company is also pleased to announce the closing of its acquisition, through its wholly-owned subsidiary, Qeyos Ad Systems Inc., of the assets and undertaking of Safestar Products Company Limited, which operates under the name Waterfillz® (“Waterfillz®”).

Founded in 2008 and based in Surrey, British Columbia, Waterfillz® produces water delivery system kiosks that manage large volume water provision in high traffic areas, with the goal of reducing the use of water bottles and supporting a green and sustainable environment. To date, it has placed approximately 103 kiosks in locations across Canada. Its next generation kiosks provide analytics on the number of water servings dispensed.

Waterfillz® inventor, Paul Wilson, states, “Approximately 19 million water servings have been provided by Waterfillz® kiosks since commencement of operations. That’s 19 million fewer disposable plastic water bottles in our environment”. He added, “When it comes to buying bottled water, the largest consequence has been the impact it has had on our environment. Recycling? Think again. Although the amount of plastic bottles recycled in the U.S. has grown every year since 1990, the actual recycling rate remains steady at around 27 percent.”

The Company’s acquisition of Waterfillz® includes its intellectual property, such as the trade name “Waterfillz”, which is registered in Canada and in the United States, along with certain design patents registered in Canada, the United States and the European Community. The Company acquired Waterfillz® for consideration of US$126,714 (CAD$147,000).

Ross Tocher, the Company’s CEO, commented, “The acquisition of Waterfillz® enables us to combine our content management system (“CMS”) software technology with eco-friendly free purified chilled water dispensing kiosks such as those offered by Waterfillz® . Waterfillz® has demonstrated the ability to attract a wide variety of high traffic events and venues for the placement of its kiosks, including civic facilities, universities and secondary schools, where advertising opportunities might not easily exist but for the provision of such water dispensing kiosks. Because our CMS software is now ready for market use, we expect to achieve sales and sustain growth in our target markets through the combination of our superior technology with these high value service kiosks.”

About Qwick Media

Qwick Media provides content management systems for the delivery of private channels into high traffic locations. Touch screen media and interactive signage allow consumers to engage themselves with interactive directories, wayfinding and reward coupons, and drive other on-demand media applications. To find out more, please visit the Company’s new website at http://www.qwickmedia.com.

Disclaimer for Forward-Looking Information

Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “intend”, “believe”, “estimate” and other similar words, or statements that certain events or conditions “may” occur. Forward-looking statements in this press release include, but are not limited to, statements regarding: potential benefits the Company may realize as a result of the acquisition of Waterfillz®; the advertising opportunities that may be available in connection with the kiosks; and management’s expectation that the Company will achieve sales and sustain growth in its target markets as a result of the combination of its technology and the Waterfillz® kiosks. Although management believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation: (i) that the Company may not be able to achieve the integration it expects between its CMS software and the water kiosks; (ii) that other parties may assert claims over the Company’s intellectual property; (iii) that the Company may be unable to protect its proprietary technology; (iv) that the Company may not gain broad market acceptance for its products and services; and (v) that the Company may be unable to raise the additional funding needed to continue to pursue its business and product development plans. These forward-looking statements are made as of the date of this news release and, except as required by applicable laws, the Company assumes no obligation to update these forward-looking statements, or to update the reason why actual results may differ from those anticipated in the forward-looking statements. Additional information about the Company and these and other assumptions, risks and uncertainties, are available in the Company’s public filings available on the Company’s profile on SEDAR at www.sedar.com.